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                                                                      Exhibit 14

                               MULTIPLE CLASS PLAN
                              OPUS INVESTMENT TRUST

     This constitutes a MULTIPLE CLASS PLAN (the "Plan") of the Opus Investment Trust, a Massachusetts business trust (the "Trust"), adopted pursuant to Rule 18f-3(d) under the Investment Company Act of 1940, as amended (the "1940 Act"). The Plan describes each class of the Trust's units of beneficial interest offered by one or more series of the Trust (each a "Fund" and collectively the "Funds").

     WHEREAS, it is desirable to enable the Trust to have flexibility in meeting the investment and shareholder servicing needs of its current and future investors; and

     WHEREAS, the Board of Trustees of the Trust (the "Board of Trustees"), including a majority of the Trustees who are not "interested persons" of the Trust, as such term is defined by the 1940 Act, mindful of the requirements imposed by Rule 18f-3(d) under the 1940 Act, has determined to adopt this Plan to enable the Funds to provide appropriate services to certain designated classes of shareholders of the Funds;

     NOW, THEREFORE, the Trust designates the Plan as follows:

     1. Designation of Classes. The Trust shall offer its units of beneficial interest ("Shares") in two classes: Class I and Class R Shares.

     Each Class of shares of beneficial interest in a Fund (the "Shares") represents interests in the same portfolio of investments of the Fund and will be identical in all respects; except that they will differ solely with respect to: (i) arrangements for shareholder services and distribution of Shares as provided in paragraph 3 below; (ii) the exclusive right of a Class to vote on certain matters relating to the Plan of Distribution and Service Pursuant to Rule 12b-1 adopted by the Trust with respect to such Class; (iii) such differences relating to purchase minimums, sales charges and eligible investors as may be set forth in the prospectuses and statement of additional information of the Fund, as the same may be amended or supplemented from time to time (the "Prospectuses" and "SAI"); (iv) the different exchange privileges of the Classes of Shares as provided in paragraph 6 below; and (v) the designation of each Class of Shares.

     2. Purchases. Class I and Class R Shares are sold exclusively through accounts established by the Distributor.

     3. Distribution and Shareholder Services Fee.

     Each Class of Shares of a Fund shall have a different arrangement for shareholder services or the distribution of Shares, or both, to include automatic investment of shares for Class R Shares and not for Class I Shares.

Class I Shares

     Class I Shares are not subject to a distribution and shareholder services fee.

Class R Shares

     Class R Shares are subject to a distribution and shareholder servicing fee assessed in accordance with the distribution and shareholder services plan adopted by the Trust.

     4. Exchanges. Class I and Class R Shares may not be exchanged.

     5. Redemptions. Fund Shares may be redeemed on any business day. No fee is charged by the Fund on redemption.

     6. Voting Rights. Each Share held entitles the Shareholder of record to one vote. Each Fund will vote separately on matters relating solely to that Fund. Each class of a Fund shall have exclusive voting rights on any matter submitted to Shareholders that relates solely to that class, and shall have separate voting rights on any matter submitted to Shareholders in which the interests of one class differ from the interests of any other class. However, all Fund Shareholders will have equal voting rights on matters that affect all Fund Shareholders equally.

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     7. Expense Allocation. Each class shall pay the expenses associated with its different distribution and shareholder services arrangement. Each class may, at the Board's discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Trust's assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes. All other expenses will be allocated to each class on the basis of the relative net asset value of that class in relation to the net asset value of the Fund.

     8. Dividends. The Fund intends to declare as a dividend substantially all of its net investment income and net capital gains as described in the Prospectus. Dividends will usually be higher for Class I Shares than for Class R Shares because Class R Shares are subject to a distribution and shareholder servicing fee.

     All dividends and/or capital gains distributions will be reinvested automatically in additional shares of the class of shares of the Fund at NAV and such shares will be automatically credited to a shareholder's account. Dividends paid by each Fund are calculated in the same manner and at the same time with respect to each class.

     9. Selection of Independent Trustees and Independent Legal Counsel. While this Plan is in effect, the selection and nomination of the Independent Trustees will be committed to the discretion of the Independent Trustees; and any person who acts as legal counsel for the Independent Trustees shall be an "independent legal counsel" within the meaning of the 1940 Act and rules and regulations thereunder.

     10. Effectiveness. This Plan shall become effective with respect to each Class, (i) to the extent required by the Rule, after approval by a majority vote of: (a) the Trust's Board of Trustees; (b) the members of the Board of Trustees of the Trust who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Trust's Plan; and/or (ii) upon execution of an exhibit adopting this Plan with respect to such Class.

     11. Termination and Amendment. This Plan may be terminated or amended pursuant to the requirement of Rule 18f-3(d) under the 1940 Act.

     12. The names "Opus Investment Trust" and "Trustees of Opus Investment Trust" refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Agreement and Declaration of Trust dated September 26, 2002 to which reference is hereby made and a copy of which is on file at the office of the Secretary of State of the Commonwealth of Massachusetts and elsewhere as required by law, and to any and all amendments thereto so filed or hereafter filed. The obligations of Opus Investment Trust entered into in the name or on behalf thereof by any of the Trust, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, Shareholders or representatives of the Trust personally, but bind only the assets of the Trust, and all persons dealing with any series and/or class of Shares of the Trust must look solely to the assets of the Trust belonging to such series and/or class for the enforcement of any claims against the Trust.

Adopted by the Board of Trustees on May 13, 2004.

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                                    EXHIBIT A
                           to the Multiple Class Plan
                              adopted May 13, 2004

Each of the portfolios of Opus Investment Trust (the "Trust") set forth below shall be covered by this Multiple Class Plan adopted by the Trust as indicated:

Opus Cash Reserves
     Class I Shares